EXHIBIT 99.6

AlphaTON Capital Acquires Controlling Interest in GAMEE, Adding 119 Million Users to its Telegram Ecosystem Portfolio

GAMEE generated an Estimated $3.54 million total revenue in 2025, representing a three-year CAGR of 112%. The transaction values GAMEE at an $18 million valuation, incorporating EBITDA-contingent earn-outs designed to mitigate upfront consideration risk over a two-year performance period.

Tortola, British Virgin Islands, March 19, 2026 (GLOBE NEWSWIRE) -- AlphaTON Capital Corp. (Nasdaq: ATON), a public technology company dedicated to scaling the Telegram super-app ecosystem, today announced it has entered into a definitive agreement to acquire a 60% controlling interest in GAMEE, a leading mobile gaming platform and wholly owned subsidiary of Animoca Brands. Concurrently, AlphaTON and Animoca Brands have formalized a Strategic Alliance to pursue broader commercial opportunities across blockchain and social gaming.

Strategic Rationale: Accelerating Telegram Ecosystem Monetization

GAMEE is one of the most established gaming platforms operating at the intersection of Web2 and Web3, boasting over 119 million registered users and a history of more than 10 billion gameplay sessions. It holds a particularly strong foothold within the Telegram ecosystem, where it serves over 61 million users. The acquisition will provide AlphaTON with immediate, scaled user engagement across Telegram's approximately one billion addressable users, a distribution advantage management believes is unmatched among publicly traded digital asset companies.

Strategic Alliance with Animoca Brands

Concurrent with entering into the acquisition purchase agreement, AlphaTON and Animoca Brands, which is one of the most prominent investors in Web3 infrastructure globally, formalized a Strategic Alliance to identify and develop commercial opportunities across blockchain and social gaming. The alliance combines AlphaTON's position as the leading public company scaling the Telegram ecosystem with Animoca Brands' unparalleled Web3 portfolio and institutional relationships. Both organizations share a commitment to advancing digital property rights and broadening Web3 accessibility through the Telegram platform.

Transaction Structure

Under the terms of the agreement, AlphaTON Capital will acquire a 60% controlling interest stake and assume day-to-day management of GAMEE for a total consideration of up to $11 million structured to include a performance-linked earn-out over two years. Animoca Brands has signed a two-year standstill agreement with AlphaTON Captial that prohibits Animoca Brands from acquiring a controlling position in AlphaTON Capital.

I. Consideration at Closing: $3.5 million

  $1.5 million in cash.
  99,800 ATON shares and 1,900,200 Pre-funded warrants, valued at $1.00 per share.
  AlphaTON to acquire $2 million of GMEE tokens off the market over the 90 day period from closing.

II. Year 1 Earn-Out: Up to $3.5 million

  $2.0 million in cash.
  1.0 million ATON shares, valued at $1.50 per share, contingent upon GAMEE achieving annual EBITDA of $1.2 million.
    Note: If EBITDA is greater than zero but less than $1.2M, the payout will be calculated pro-rata.

III. Year 2 Earn-Out: Up to $4.0 million

  $2.0 million in cash.
  1.0 million ATON shares, valued at $2.00 per share, contingent upon GAMEE achieving annual EBITDA of $1.6 million.
    Note: If EBITDA is greater than zero but less than $1.6M, the payout will be calculated pro-rata.

Digital Assets: GMEE and WAT Tokens

The transaction includes a transfer of digital assets from Animoca Brands' treasury:

  878,048,199.87 GMEE tokens (51% of Seller's treasury holdings)
  20,478,118,311.609 WAT tokens (51% of Seller's treasury holdings)

The signing of the SPA today reflects the shared vision of Animoca Brands and AlphaTON Capital to promote digital property rights and expand Web3 accessibility on a large scale by leveraging Telegram. The transaction is expected to close within 30 days, subject to customary closing conditions.

The entire team at GAMEE are expected to stay on board and continue to operate the GAMEE. Martin Zakovec will continue as CEO, Miroslav Chmelka as Co-Founder and CTO, and Founder Bozena Rezab will move into a strategic role as Head of AlphaTON Gaming at closing. The board of GAMEE will consist of three members, two from AlphaTON and one from Animoca Brands.

"This acquisition is a transformative milestone for AlphaTON Capital," said Brittany Kaiser, CEO of AlphaTON Capital. "By bringing GAMEE’s 119 million users and deep Telegram integration under our umbrella, we are not just acquiring a gaming platform, we are capturing a massive, active gateway to the next billion Web3 users. Our alliance with Animoca Brands further solidifies our position as the primary engine scaling the Telegram super-app ecosystem. We are ready to leverage our operational expertise to drive GAMEE’s EBITDA growth and deliver long-term value to our shareholders."

Bozena Rezab, founder of GAMEE and, on closing, Head of AlphaTON Gaming, commented: "Our mission has always been to onboard the masses to Web3 through the power of play. By deepening our synergy with AlphaTON Capital, we are not just providing entertainment; we are giving our 119 million players true digital ownership and a gateway into a broader, interconnected ecosystem. This next phase is about turning players into stakeholders.”

Yat Siu, Co-founder and Executive Chairman of Animoca Brands, said: "GAMEE has consistently proven that gaming is the 'killer app' for blockchain adoption. We are thrilled to support GAMEE and AlphaTON as they continue to build gaming on Telegram, IOS and Android. This collaboration reinforces our commitment to building a digital economy where every user has the opportunity to own their digital assets and benefit from their contributions."

About AlphaTON Capital Corp. (Nasdaq: ATON)

AlphaTON Capital Corp (NASDAQ: ATON) is a publicly-traded technology company scaling the Telegram super app, with an addressable market of 1 billion monthly active users. The Company is delivering a comprehensive hyperscaler strategy on the Telegram ecosystem through a combination of software products, middleware assets, and AI infrastructure hardware clusters deploying Confidential AI for the Telegram ecosystem.

Through its operations, AlphaTON Capital provides public market investors with institutional-grade exposure to the Telegram ecosystem and its 1 billion-user platform while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. The Company's activities span AI Confidential Compute, network validation and staking operations, development of Telegram-based applications including strategic investments and acquisitions of decentralized finance platforms, gaming and markets, and business applications.

AlphaTON Capital Corp is incorporated in the British Virgin Islands and trades on Nasdaq under the ticker symbol "ATON". AlphaTON Capital, through its legacy business, is also advancing first-in-class therapies targeting known checkpoint resistance pathways to achieve durable treatment responses and improve patients' quality of life. AlphaTON Capital actively engages in the drug development process and provides strategic counsel to guide the development of novel immunotherapy assets and asset combinations.

Website: https://alphatoncapital.com

Telegram: https://t.me/alphatoncapital official

X: https://x.com/AlphaTONCapital

LinkedIn: https://www.linkedin.com/company/alphaton-capital/

Stocktwits: https://stocktwits.com/AlphaTONCapital Official

About GAMEE

GAMEE was founded in 2015 and has been a subsidiary of Animoca Brands since 2020. GAMEE is a high-engagement mobile gaming platform focused on onboarding a mass gaming audience to Web3. It has over 119 million registered users and has served over 10 billion gameplay sessions across multiple ecosystems. GAMEE’s WATCoin airdrop collectively onboarded 4 million user wallets into the TON ecosystem. The company has partnered with over 40 major Web3 communities including Mocaverse, TON, Notcoin, The Sandbox, and Cool Cats. Learn more at www.gamee.com or get updates by following on X.

About Animoca Brands

Animoca Brands Corporation Limited (ACN: 122 921 813) is a global digital assets leader building and investing in impactful technologies and ecosystems to reimagine future economies. It has received broad industry and market recognition including Fortune Crypto 40, Top 50 Blockchain Game Companies 2025, Financial Times’ High Growth Companies Asia-Pacific, and Deloitte Tech Fast. Animoca Brands is recognized for building digital asset platforms such as the Moca Network, Open Campus, Anichess, and The Sandbox, as well as institutional-grade platforms; providing digital asset services to help Web3 companies launch and grow; and investing in frontier Web3 technology, with a portfolio of over 600 companies and digital assets. For more information visit www.animocabrands.com or follow on X, YouTube, Instagram, LinkedIn, Facebook, and TikTok.

Forward-Looking Statements

All statements in this press release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. Forward-looking statements in this press release include statements concerning, among other things, the Company’s expectations that the GAMEE acquisition will provide the Company with immediate, scaled user engagement across Telegram's users; the Company’s belief that its distribution advantage will be unmatched among publicly traded digital asset companies; the Company’s plans for the Strategic Alliance to support the growth of GMEE, TON and WAT; the Company’s plans to pursue and develop broader commercial opportunities across blockchain and social gaming; the Company’s commitment to advance digital property rights and broaden Web3 accessibility through the Telegram platform; the Company’s plans to acquire a controlling interest stake and assume day-to-day management of GAMEE; the timing of the transaction closing; the Company’s expectation to capture an active gateway to the next billion Web3 users; the plans to turn players into stakeholders; the Company’s plans, through its legacy business, to advance first-in-class therapies to achieve durable treatment responses and improve patients' quality of life; the Company’s plans to drive GAMEE EBITDA growth and deliver long-term value to its shareholders; and other statements that are not historical fact. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, the possibility that various closing conditions for the transaction may not be satisfied or waived, the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement, the potential that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer to realize than expected, the timing, progress and results of the Company’s strategic initiatives, the Company’s reliance on third parties, the operational strategy of the Company, the Company’s executive management team, risks from Telegram’s platform and ecosystem, the potential impact of markets and other general economic conditions, and other factors set forth in “Item 3 – Key Information – Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 and included in the Company’s Form 6-Ks filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this press release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Contact Information

AlphaTON Capital Investor Relations
Alphaton@icrinc.com
+1 (203) 682-8200

AlphaTON Capital Media Inquiries
Richard Laermer, RLM PR
alphaTON@rlmpr.com
+1 (212) 741-5106 X 216

Animoca Brands
press@animocabrands.com